EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended June 30,				Six months ended June 30,
	2004		2003		2004		2003
Income before discontinued operations, net of minority interests	$14,444		$13,208		$27,236		$22,629
Add:
Portion of rents representative of the interest factor	157		167		312		328
Minority interests	572		225		1,070		801
Interest on indebtedness from continuing operations	29,295		29,595		58,201		61,156

Earnings	$44,468		$43,195		$86,819		$84,914

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$29,295		$29,595		$58,201		$61,156
Capitalized interest	208		173		480		322
Portion of rents representative of the interest factor	157		167		312		328

Fixed charges	29,660		29,935		58,993		61,806

Add:
Preferred stock dividend	5,094		6,532		10,178		13,478
Accretion of preferred stock	1,562		6,250		3,125		6,250

Preferred stock dividend	6,656		12,782		13,303		19,728

Combined fixed charges and preferred stock dividend	$36,316		$42,717		$72,296		$81,534

Ratio of earnings to fixed charges	1.50	x	1.44	x	1.47	x	1.37	x
Ratio of earnings to combined fixed charges
and preferred stock dividend	1.22	x	1.01	x	1.20	x	1.04	x